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SEC FILE NUMBER
8-50935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.R. Hambrecht + Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Montgomery St., 3rd Floor
(No. and Street)

San Francisco	California	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Yates — 415-551-3236 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BPM LLP
(Name - *if individual, state last, first, middle name*)

600 California Street, Suite 600	San Francisco	California	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Yates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W.R. Hambrecht + Co., LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Financial and Operations Principal

Title



Notary Public



JULIA CHUNGSUN LEE
Commission # 2146049
Notary Public - California
San Francisco County
My Comm. Expires Apr 9, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.R. HAMBRECHT + CO., LLC

CONTENTS



600 California Street, Suite 600, San Francisco, CA 94108
Phone (415) 421-5757 **Fax** (415) 288-6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
W.R. Hambrecht + Co., LLC

We have audited the accompanying statement of financial condition of W.R. Hambrecht + Co., LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W.R. Hambrecht + Co., LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has a history of recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. Additionally, the Company was in a net capital deficient position as of December 31, 2016, see Note 9 and Note 12. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

BPM LLP

San Francisco, California
March 15, 2017

W.R. HAMBRECHT + CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$ 52,134
Receivables from broker-dealers and clearing organizations	262,815
Carried interest - venture funds	1,837,449
Prepaid expenses and other assets	41,694
Total assets	$ 2,194,092

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 172,321
Accrued expenses	265,769
Loan payable - related party	100,000
Total liabilities	538,090
Commitments and contingencies (Note 7)	
Member's equity	1,656,002
Total liabilities and member's equity	$ 2,194,092

The accompanying notes are an integral
part of these consolidated financial statements

1. Ownership Structure

W.R. Hambrecht + Co., LLC (the "Company") is a registered securities broker-dealer that is incorporated in the state of Delaware as a limited liability company. The Company is organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California. The Company is a wholly-owned subsidiary of Hambrecht Partners Holdings, LLC, (the "Parent"). Historically, the Company has consolidated several limited liability companies that invest in private companies. Beginning January 1, 2016, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2015-02 and 2016-17. With the adoption of ASU 2015-02 and 2016-17, the Company deconsolidated its subsidiary as of January 1, 2016 (see Note 3).

The Company was sold by W.R. Hambrecht + Co., Inc. ("WRH, Inc.") in 2009 to the Parent. Concurrent with the sale of the Company to the Parent, WRH, Inc. entered into a Patent License Agreement with the Company which provides the Company with a perpetual, non-exclusive license to the patents and trademarks owned by WRH, Inc. in exchange for royalty payments equal to 20% of the net proceeds received by the Company in connection with auction transactions under the license agreement. There were no such royalty payments in 2016.

2. Management's Plan

The Company has a history of operating losses and negative cash flows from operations. The attainment of profitable operations is dependent upon future events, including increasing the Company's institutional customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets; particularly Regulation A+ initial public offerings. This may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for venture investments held by related venture funds from which the Company would receive a carried interest allocation should they be liquidated at their current estimated fair values. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

The Company intends to focus on executing Regulation A+ IPOs going forward. On March 25, 2015, the SEC Commissioners voted to adopt rules and forms relating to Section 401 of the JOBS Act. In doing so, the SEC has cleared a new path for capital raising by expanding and updating the Regulation A exemption for small issues. Management believes this development has the promise to transform and re-invigorate a capital raising landscape that in recent years has grown increasingly challenging for smaller issuers as a result of industry consolidation, regulation and market structure. The Company believes that it has access to capital resources to successfully operate its business plan in 2017. If necessary, the Company may seek to obtain additional capital contributions or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying consolidated financial statements do not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

Continued

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement included herein have been prepared by the Company in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and expenses related to customer security transactions are recorded on a trade-date basis. Principal transactions related to Company security transactions are recorded on a trade-date basis. Fees from investment banking, corporate finance and advisory, venture capital, and private placement activities are recorded when earned and realizable.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents.

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily relates to funds held with the Company's clearing organizations. The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Funds held as a clearing deposit were $250,000 as of December 31, 2016.

Marketable Securities

Marketable securities are reported at prevailing market prices. Realized and unrealized gains and losses on marketable trading securities are included as net investment gains (losses) in the consolidated statement of operations.

Continued

3. Summary of Significant Accounting Policies, continued

Underwriting Revenue

Underwriting revenue includes underwriting fees earned through the Company's participation in public offerings and private placements of equity and debt securities. Underwriting revenues are earned in securities offerings in which the Company acts as an underwriter and include management fees, selling concessions and underwriting fees. Management fees are recorded on the offering date, selling concessions on the trade date and underwriting fees at the time the underwriting is completed and the related income is reasonably determinable. Syndicate expenses related to securities offerings in which the Company acts as underwriter or agent are deferred until the related revenue is recognized. Merger and acquisition fees and other advisory service revenues are generally earned and recognized upon successful completion of the engagement, except for fees earned upon the delivery of a fairness opinion and fees earned ratably over the term of a retainer. For the year ended December 31, 2016, the Company did not realize any underwriting revenue.

Fair Value Measurement - Definition and Hierarchy

The Company measures the fair value of its financial instruments in accordance with generally accepted accounting principles ("GAAP"). GAAP defines fair value, establishes a framework that we use to measure fair value and provides for certain disclosures about our fair value measurements included in our consolidated financial statements. Fair value is defined by GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy consists fo the following three levels:

Level 1 – Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 – Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Continued

3. **Summary of Significant Accounting Policies**, continued

Fair Value Measurement - Definition and Hierarchy, continued

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

For further information on financial assets and liabilities that are measured at fair value on a recurring and nonrecurring basis, and a description of valuation techniques, see Note 5..

Carried Interest – Venture Funds

The limited liability company ("LLC") investments in which the Company is a managing member may allocate carried interest and make carried interest distributions, which represent an additional allocation of net realized and unrealized gains, to managing members if the LLC's investment performance reaches a threshold as defined in the respective operating agreements. At the end of each reporting period, the Company calculates the carried interest that would be due to the LLC for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as carried interest to reflect either (a) positive performance resulting in an increase in the carried interest allocated to the general partner or (b) negative performance that would cause the amount due to the LLC to be less than the amount previously recognized as revenue, resulting in a negative adjustment to carried interest allocated to the general partner. In each scenario, it is necessary to calculate the carried interest on cumulative results compared to the carried interest recorded to date and make the required positive or negative adjustments. These allocations are recognized in revenue as net investment gains (losses) in the consolidated statement of operations. Approximately $1,751,746 of carried interest has been recorded as of December 31, 2016, and included as a separate line item on the consolidated statement of financial condition.

Furniture, Software and Computer Equipment, Leasehold Improvements

Furniture, software and computer equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using a straight-line depreciation method. Leasehold improvements are amortized over the lesser of their useful life or the remaining life of the lease. The estimated useful lives for the computation of depreciation and amortization are:

Software and computer equipment	3 - 5 years
Furniture	7 years
Leasehold improvements	7 years

3. Summary of Significant Accounting Policies, continued

Income Taxes

The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax-paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its consolidated financial statements.

The Company follows the accounting interpretation issued by the Financial Accounting Standards Board ("FASB") on uncertainties in income taxes. This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company does not have any uncertain tax positions as of December 31, 2016.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. To date, there has been no accrued interest or penalties associated with any unrecognized tax benefits.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are the year 2012 forward.

Recent Accounting Pronouncements

In February 2015 and October 2016, the FASB issued ASU's 2015-02 and 2016-17, respectively. ASU 2015-02, *Consolidation: Amendments to the Consolidation Analysis*, significantly changes the consolidation analysis required under GAAP by simplifying the consolidation evaluation process, and by placing more emphasis on risk of loss when determining a controlling financial interest. ASU 2016-17, *Consolidation: Interests Held through Related Parties That Are under Common Control*, amends ASU 2015-02's consolidation requirements that apply to a single decision maker's evaluation of interests held through related parties that are under common control when it is determining whether it is the primary beneficiary of a variable interest entity ("VIE"). ASU 2016-17 requires that the single decision maker considers its indirect economic interests in a VIE held through related parties that are under common control on a proportionate basis, in a manner consistent with its consideration of its indirect economic interests held through related parties that are not under common control. Entities that have adopted ASU 2015-02 are required to apply ASU 2016-17 retrospectively to all relevant periods beginning with the fiscal year in which ASU 2015-02 was initially applied. The Company adopted ASU 2015-02 and 2016-17 effective January 1, 2016. The adoption of this guidance resulted in the deconsolidation of a non-controlling interest in consolidated subsidiary.

Continued

3. Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (ASU 2014-15), which requires management to evaluate whether there is substantial doubt about a company's ability to continue as a going concern. The pronouncement is effective for the annual report ending after December 15, 2016. Early adoption is permitted. We adopted ASU 2014-15 during our fiscal year ended December 31, 2016. The pronouncement did not have a material effect on our consolidated financial statements and disclosures.

4. Fair Value of Assets and Liabilities

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Marketable Securities - Equities

Marketable trading securities are comprised primarily of exchange-traded equity securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. As of December 31, 2016, the Company's marketable securities – equities were $0.

Long-Term Investments - Private Equities

The Company's investments in private equity securities consist of various direct and third party private equity investments. The valuation of these investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of these assets. Initially, the transaction price for direct investments is generally considered by the Company as the exit price and is the Company's best estimate of fair value.

Thereafter, valuation is based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. Investments in third party funds are generally based on the financial statements of the partnerships, which generally use similar methodologies. These nonpublic investments are generally included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the fair value is unobservable. The Company had no Level 1, 2, or 3 assets as of December 31, 2016.

On January 1, 2016 the Company adopted ASU 2015-02 and 2016-17, which resulted in the deconsolidation of non-controlling interest in a previously consolidated subsidiary. The Company recognized no gain or loss on the deconsolidation of the non-controlling interest.

Continued

4. Fair Value of Assets and Liabilities, continued

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2016.

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis for the Year Ended December 31, 2016

	Private Equity
Beginning balance	$ 5,789,416
Deconsolidation of noncontrolling interest	(5,789,416)
Ending balance	$ -

5. Property and Equipment

Furniture, software and computer equipment, and leasehold improvements is included in prepaid expenses and other assets on the consolidated statement of financial condition as of December 31, 2016 and is summarized as follows:

Software and computer equipment	$	22,092
Furniture		29,039
Leasehold Improvements		28,947
Total		80,078
Less accumulated depreciation		(52,383)
	$	27,695

Depreciation expense for the year ended December 31, 2016 was $6,098.

6. Prepaid Expenses and Other Assets

Summary of prepaid expenses and other assets as of December 31, 2016, is as follows:

Venture fund management fees receivable	$	11,532
Prepaid market data and research		2,467
Property and equipment, net		27,695
Total	$	41,694

7. Commitments and Contingencies

At December 31, 2016, the Company was obligated under long-term, non-cancelable operating leases for office facilities and equipment, which require the following minimum annual payments:

Year ending December 31:	
2017	389,379
2018	394,112
2019	454,589
Thereafter	269,895
Total	$ 1,507,975

In January 2017, the Company amended its term lease with a month-to-month lease for our San Francisco, California headquarters. Following the lease amendment in January 2017, the Company's remaining minimum annual payments were $41,934 in 2017 related to our New York, New York office, with no further commitments outstanding. See Note 12. Rent expense for 2016 totaled $583,397 which is included in occupancy expense in the consolidated statement of operations.

The Company is currently involved in various legal and regulatory matters arising from its investment banking and securities activities. Although the outcome of these matters cannot be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse effect upon the Company's consolidated financial position or results of operations.

8. Related Party Transactions

On March 3, 2016, a member of management of the Company, loaned the Company $100,000 at 5% interest per annum, due on May 31, 2017. Interest of $3,750 accrued during 2016, and is included in accrued expenses on the consolidated statement of financial condition.

On August 17, 2016, a unit holder of the Company's parent, Hambrecht Partners Holdings LLC, assumed a legal liability for $211,371 in total was assumed of outside legal counsel services incurred by the Company in exchange for ownership units in Hambrecht Partners Holdings LLC. The external legal counsel invoices were subsequently paid by the unit holder.

On December 30, 2016 a member of the Board of Directors assumed legal liability for $58,499 of rent expense incurred by the Company in exchange for ownership units in the Company's parent Hambrecht Partners Holdings. The rent was subsequently paid by the Board of Directors member.

Employees are invested in firm sponsored venture funds. There were no new investments made by employees during 2016.

Continued

9. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the Securities and Exchange Commission ("SEC") and administered by the Financial Industry Regulatory Authority, Inc. ("FINRA"), which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day.

As of December 31, 2016 the Company's net capital was negative $223,141. See Note 12 for further detail. The Company's ratio of aggregate indebtedness to net capital was negative, and its net capital deficiency was $259,014 related to the Company's minimum requirement.

For purposes of the computation of net capital, the Company is required to exclude $1,837,449 of unrealized carried interest earned but not received. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

10. 401(k) Savings Plan

The Company maintains a 401(k) Savings Plan (the Plan) for substantially all employees. Subject to Internal Revenue Service limitations, participants may contribute up to 60% of their salaries on a pretax basis as defined in the Plan. However, total contributions may not exceed 20% of their salaries. The Company may make discretionary matching contributions and/or profit-sharing contributions to the Plan. No such matching or profit-sharing contributions were made in 2016.

11. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing brokers on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions. During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the consolidated statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

During the normal course of business the Company regularly maintains cash balances at Federal Deposit Insurance Corporation ("FDIC") insured financial institutions that may exceed the insurance coverage limitations provided by the FDIC.

Continued

11. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk, continued

Additionally, the Company is a member of the Securities Investor Protection Corporation ("SIPC"). The coverage available to the Company's customers through SIPC are limited in the risks, amounts, and investments that it covers. SIPC does not protect against market risk, which is the risk inherent in a fluctuating market. Furthermore, SIPC coverage is limited to $500,000 per customer, including up to $250,000 for cash. For purposes of SIPC coverage, customers are persons who have securities or cash on deposit with a SIPC member for the purpose of, or as a result of, securities transactions. SIPC does not protect customer funds placed with the Company just to earn interest. Insiders of the Company, such as its owners and officers, are not customers for SIPC coverage. Lastly, not all investments are protected by SIPC. In general, SIPC covers notes, stocks, bonds, mutual fund and other investment company shares, and other registered securities. It does not cover instruments such as unregistered investment contracts, unregistered limited partnerships, fixed annuity contracts, currency, and interests in gold, silver, or other commodity futures contracts or commodity options.

12. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through March 15, 2017, the date which these financial statements were issued. Other than the items disclosed below, nothing has occurred outside the normal course of business operations that require disclosure or recognition as of December 31, 2016.

In January 2017, the company moved to a month-to-month lease for its San Francisco, California premises, relieving the Company of $78,590 of deferred rent liability, and remaining future minimum lease commitments of $1,437,540 which were previously due to expire in 2020.

On February 2, 2017, the Company learned that we were in a net capital deficiency position from December 27, 2016 through February 8, 2017. Upon learning of this deficiency, the Company ceased all operations. Additional capital was received on February 8, 2017, bringing the company back into net capital compliance, and normal securities related operations resumed. The company has subsequently reviewed and strengthened its accounting policy, procedures and internal controls to address the matters which lead to the deficiency. The Company remained net capital compliant as of March 15, 2017.

Continued

W.R. HAMBRECHT + CO., LLC
(SEC ID. NO. 8-50935)

FINANCIAL STATEMENT

December 31, 2016

PUBLIC DOCUMENT

* * * * *

Filed pursuant to Rule 17a-5(e)(3) as a Public Document